

December 1, 2015

Mail Stop 4631

<u>Via E-mail</u>
Mr. Wayne Pensky
Chief Financial Officer
Hexcel Corporation
281 Tresser Boulevard
Stamford, Connecticut 06901

      Re: **Hexcel Corporation**
              Form 10-K for Fiscal Year Ended December 31, 2014
              Filed February 5, 2015
              And Documents Incorporated by Reference
              File No. 1-8472

Dear Mr. Pensky:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2014

Note 13 – Commitments and Contingencies, page 65

1. We note that the additions to the warranty provision were $1.2 million and $10.3 million for each of the fiscal years 2013 and 2014, respectively. You indicate on page 47 that your estimate for product warranty is provided by product and based on current facts and circumstances and historical warranty experience. Please tell us more about the factors that led to the significant increase in the warranty reserve during fiscal year 2014. Please ensure your MD&A disclosures fully address the facts and circumstances that drove the change and whether the disproportionate fluctuations in trends are expected to recur. See Item 303(a)(3)(i) and (ii) of Regulation S-K.

<u>Definitive Proxy Statement on Schedule 14A filed March 19, 2015</u>

<u>Executive Officers, page 18</u>

2. We note that you provided disclosure here and throughout the definitive proxy statement for your principal executive officer, your principal financial officer and only two other named executive officers. Item 402(a)(3)(iii) of Regulation S-K requires that you provide disclosure for your three most highly compensated executive officers, other than the principal executive and financial officers, who were serving at the end of the last completed fiscal year. Please tell us how you determined that no other individual is a named executive officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Ronne at (202) 551-6156, or in his absence, Craig Slivka at (202) 551-3729, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction